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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                    Commission File No.:  1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a message from Iain M. Morris, HP's President, Embedded Personal Systems, regarding recent media reports relating to the future of HP's PC business. Mr. Morris delivered the message to employees in HP's Embedded Personal Systems Organization and HP's Business Customer Organization.


Dear All,

I would like to wish each of you a happy and productive 2002.

I'm writing to you to set the record straight regarding recent press reports on the future of our PC business. You may have seen an article this Monday in USA Today which claims that Carly "warned that, should it [the merger] fail, HP's vaunted printer and imaging businesses would be damaged and HP might have to shut down its personal computer division."

This is not the first time the press has zeroed in on the notion that we should exit the PC business. Rather than suggesting we exit PCs, Carly was explaining the importance of the merger -- in the context of a range of strategic alternatives -- as a way to fix our PC business. She was also responding to Walter Hewlett's assertion that PCs are a challenging business (yet he fails to offer any thoughts on how to improve it).

According to the full transcript of the interview, what Carly said was: "It [the merger] allows us to fix our PC business. We can't get out of our PC business. If I didn't care about laying off people, I could just shut it down. But if I shut it down, I'd have to lay off a lot more than 15,000 people across two companies over several years. So, we have to fix our PC business. And fixing our PC business requires volume and distribution capability."

To further clarify her remarks, the 15,000 figure has been included in our filings with the U.S. Securities and Exchange Commission. It refers to the estimated number of employee reductions of the COMBINED HP and Compaq workforce, which will total about 150,000 people. It does not specifically refer to the PC business. The reductions are expected to occur during the first two years after the merger closes and will be achieved through a combination of targeted job reductions and attrition.

It is important for you to know that HP remains committed to the PC business. By merging with Compaq, we believe the cost-savings from the anticipated synergies and economies of scale will lower the cost structure of our combined PC business and have a positive impact on margins. We will also be able to leverage the significant progress Compaq has made developing its direct distribution capabilities to create a more flexible distribution model for the combined company and help us address this important industry issue.

By combining HP's strength in the consumer PC business and Compaq's strength in the commercial PC business, we will create a more balanced industry leader. We also intend to create sustainable value in our PC and other personal systems businesses by innovating across emerging categories and delivering a new generation of connected access and embedded devices.

The merger also will provide important benefits to HP's imaging and printing franchise (also mentioned in the USA Today article). By improving operating margins in our other business segments, we expect to increase our investment in core IPS research and development and new IPS initiatives such as digital imaging and digital publishing -- investments that are crucial to maintaining our leadership in the IPS business. According to Carly: "Imaging and Printing is not a cash cow. It is a growth engine that has to be invested in if we're to capture the real growth opportunities in Imaging and Printing going forward."

Our vision is to become a premier provider of the end-to-end solutions our customers now demand. That requires us to be a leader in imaging AND printing AND computing AND services. It requires us to be a leader in both the enterprise AND the consumer space. PCs remain an important part of the end-to-end solutions we provide.

In closing, let me thank all of you again for staying focused on the business at hand, and for continuing to help HP emerge an even stronger competitor when the economy rebounds. Here's to delighting our customers, delivering results and beating the competition.

Thank you,

Iain

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to the annual report on Form 10-K for the year ended October 31, 2000 and HP's amended registration statement on Form S-4 filed on January 14, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

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ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On January 14, 2002, HP filed an amended registration statement with the SEC containing an amended preliminary joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002 and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391.
Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Shareowners, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002 and the definitive joint proxy statement/prospectus when it becomes available.

Pursuant to an engagement letter dated July 25, 2001, HP retained Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor in connection with the Merger. In connection with the engagement of Goldman Sachs as financial advisor, HP anticipates that employees of Goldman Sachs may communicate in person, by telephone or otherwise with certain institutions, brokers or other persons who are shareowners for the purpose of assisting in the solicitation of proxies in favor of the Merger. Although Goldman Sachs does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in
Schedule 14A under the Securities and Exchange Act of 1934, as amended, or that
Schedule 14A requires the disclosure of certain information concerning them in connection with the Merger, Gene Sykes (Managing Director), Matthew L'Heureux (Managing Director), George Lee (Vice President) and Jean Manas (Vice President), in each case of Goldman Sachs, may assist HP in the solicitation of proxies in favor of the Merger.

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Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer,
and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Shareholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002 and the definitive joint proxy statement/prospectus when it becomes available.

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